Mail Stop 4561

June 11, 2007

James S. D'Agostino, Jr.
President
Encore Bancshares, Inc.
Nine Greenway Plaza, Suite 1000
Houston, Texas 77046

Re: Encore Bancshares, Inc.
    Form S-1, filed May 8, 2007
    File Number 333-142735

Dear Mr. D'Agostino:

       We have reviewed your Form S-1 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   This document contains a significant number of blank spaces. Please note that we may have related comments when this information is provided and those comments may be material.

2.   Please update the text of your filing to be at least as current as the financial statements.

3.   In your document you use the terms, private client offices," and at other places in your document you use the term "branches." It is unclear to us if these are two different offices, or if the terms are being used interchangeably. Please clarify this in the forepart of the document.

Prospectus Summary, page 1

4.   Please revise the first paragraph to indicate that this is a summary of the *material* information provided in the prospectus.

5.   We suggest that, where appropriate in the summary, you quantify the non-recurring amounts from page 39 for each period provided in your selected historical data. We also suggest you quantify the amount of net income contributed by each of the segments for the latest period provided on page 49.

6.   Please discuss, with quantification, the number of shares expected to be purchase by officers and directors. We note the related disclosure in the fourth paragraph on page 111.

History and Franchise Transformation, page 26

7.   Please disclose that the first sentence on page 27 is the opinion of management.

Role of Executives and Board…, page 80

8.   You say that the chief executive officer is not involved with any aspect of determining his own pay. Please reconcile this with the related disclosure in the paragraph bridging pages 81 and 82 and the second complete paragraph on page 82.

Elements of Compensation, page 81

9.   Please reconcile the information in the two sentences in the second paragraph.

Certain Relationships…, page 92

10.   Pursuant to Item 404 of Regulation S-K revise this section to address all outstanding loans made to the referenced parties.

Shares Eligible for Future Sale, page 108

11.   If correct, please disclose that officers and directors are purchasing for investment purposes only and not for resale.

General - Accounting

12.   Please provide an updated consent from your independent accountants in the pre-effective amendment.

Encore Bancshares, Inc. and Subsidiaries Consolidated Financial Statements

13.   Please update your financial statements under Rule 3-12 of Regulation S-X.

* * * * *

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Matthew Komar at 202-551-3781, or to Michael Volley, Senior Accountant, at 202-551- 3437. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551- 3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax: William T. Luedke IV
Fax number 713-221-1212